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                                                                       Exhibit 1

                             DURBAN ROODEPOORT DEEP

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                                  NEWS RELEASE

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                                                                 14 October 2003
                                                                      265/03-jmd

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FOR IMMEDIATE RELEASE


                 DRD ACQUIRES 20% INTEREST IN PORGERA GOLD MINE

Durban Roodepoort Deep, Limited (JSE: DUR; NASDAQ: DROOY; ASX: DRD), announced today (14 October 2003) that it has reached agreement with Oil Search Limited
(OSL) to acquire that company's 20% interest in the Porgera Gold Mine (Porgera) in Papua New Guinea (PNG).

The purchase price of US$73.8 million is comprised of US$52.7 million in cash and US$21.1 million in DRD shares. DRD can elect to pay part or all of the equity component in cash at a 10% discount to the value of the scrip.

DRD intends to fund the cash portion of the acquisition price from cash on hand, including monies raised from the issue of 27 million shares to the Investec Group.


DRD Chairman and Chief Executive Officer Mark Wellesley-Wood said today that the acquisition of the 20% interest in Porgera was in line with DRD's Australasian growth strategy.

"It will lower DRD's risk profile by the addition of lower cost gold production, without placing any stretch on existing management.

"Further, it will boost DRD's cash flow outside of South Africa, provide diversification out of the Rand and provide critical mass for our Australasian operations," Wellesley-Wood said.

He also noted that the 20% Porgera interest would provide DRD with an additional
1.25 million ounces of reserves and 2.59 million ounces of resources.

After completion of the acquisition, DRD will have representation on the Porgera Joint Venture Committee.

Porgera, managed by 75% shareholder Placer Dome Inc, has produced more than 10 million ounces of gold since operations began in 1990. The remaining 5% of the operation is owned by Mineral Resources Enga (MRE), on behalf of the Enga Provincial Government and landowners in PNG.

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As part of the acquisition and subject to the amalgamation occurring, DRD has agreed to offer a 5% direct interest in the Porgera Joint Venture to MRE, on reasonable commercial terms referable to DRD's acquisition cost of the 5% interest, recognising reasonable transaction costs of the acquisition and on-sale of the 5% interest.

DRD's presence in Australasia includes 100% ownership of the 85 000 ounces a year Tolukuma Gold Mine in PNG and 19.8% of Emperor Mines Limited (ASX: EMP), which owns the 120 000 ounces a year Vatukoula Gold Mine in Fiji.

The acquisition of the interest in Porgera will be implemented by way of an amalgamation under the law of PNG. The transaction documentation was executed by the parties on 14 October 2003 and the acquisition is scheduled for completion immediately upon receipt of regulatory approvals which are expected within the next six weeks.

DRD is one of the largest gold producers in the world. Its South African production last year - from the deep-level underground Blyvooruitzicht mine and the North West Operations, and from a 40% share of Crown Gold Recoveries, comprising both underground and tailings retreatment operations - totaled almost one million ounces. The miner has specialized in extending the operating lives of older mines.

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SOUTH AFRICA
Ilja Graulich, Durban Roodepoort Deep, Limited
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

AUSTRALASIA
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

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Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term "resources" (which includes "measured", "indicated", and "inferred") in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at HTTP://WWW.SEC.GOV/EDGAR.SHTML

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BACKGROUNDER ON PORGERA MINE:

The Porgera open pit gold mine is located in the highlands of Papua New Guinea
(PNG). The workforce comprises about 2 050 employees, 89% of whom are PNG nationals. In addition, there are approximately 560 contractors, 89% of whom are PNG nationals.

During 2002, the mine produced 641 810 ounces of gold at an average cash and total cost of $216 and $269 per ounce, respectively.

Open pit mining is currently in Stages 4 and 5 of a 5-stage open-pit mining plan. Stage 4 production will be the principal source of ore in 2003 and until completion of the stage late in 2004. Stage 5 is under development and will contribute ore from 2003 to 2006. Planned gold production based on open pit and stockpile operations at Porgera is expected to average around 685 000 ounces a year from 2003 through 2005, then decline as lower grade stockpiles are treated until 2012.

Underground mining, which was suspended in October 1997, was re-started in 2002 and will contribute ore through to late 2005. This is expected to augment average annual production by approximately 125 000 ounces a year over the 2003 to 2005 period.

Production by the Porgera Mine is subject to a 2% net smelter royalty payable to the national government's Department of Mines, which then distributes it to the Enga provincial government, the Porgera District Authority, and local landowners.

The proven and probable mineral reserves at 31 December 2002 contained 6.2 million ounces of gold with a projected life of 10 years.

FURTHER INFORMATION IS AVAILABLE ON:
(HTTP://WWW.PLACERDOME.COM/OPERATIONS/PORGERA/PORGERA.HTML)